Exhibit 7

Consolidated Report of Condition of

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

of 400 South Hope Street, Suite 500, Los Angeles, CA 90071

At the close of business December 31, 2020, published in accordance with Federal regulatory authority instructions.

Dollar amounts
in thousands
ASSETS

Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	1,685
Interest-bearing balances	335,190
Securities:
Held-to-maturity securities	0
Available-for-sale debt securities	77,127
Equity securities with readily determinable fair values not held for trading	0
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	0
Securities purchased under agreements to resell	0
Loans and lease financing receivables:
Loans and leases held for sale	0
Loans and leases, held for investment	0
LESS: Allowance for loan and lease losses	0
Loans and leases held for investment, net of allowance	0
Trading assets	0
Premises and fixed assets (including capitalized leases)	22,577
Other real estate owned	0
Investments in unconsolidated subsidiaries and associated companies	0
Direct and indirect investments in real estate ventures	..0
Intangible assets	856,313
Other assets	104,906
Total assets	$1,397,798

Exhibit 7

LIABILITIES

Deposits:
In domestic offices	1,612
Noninterest-bearing	1,612
Interest-bearing	0
Not applicable
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	0
Securities sold under agreements to repurchase	0
Trading liabilities	0
Other borrowed money:
(includes mortgage indebtedness and obligations under capitalized leases	0
Not applicable
Not applicable
Subordinated notes and debentures	0
Other liabilities	270,910
Total liabilities	272,522
Not applicable

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	1,000
Surplus (exclude all surplus related to preferred stock)	324,364
Not available
Retained earnings	798,671
Accumulated other comprehensive income	1,241
Other equity capital components	0
Not available
Total bank equity capital	1,125,276
Noncontrolling (minority) interests in consolidated subsidiaries	0
Total equity capital	1,125,276
Total liabilities and equity capital	1,397,798

I, Matthew J. McNulty, CFO of the above-named bank do hereby declare that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

Matthew J. McNulty	)	CFO

We, the undersigned directors (trustees), attest to the correctness of the Report of Condition (including the supporting schedules) for this report date and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Antonio I. Portuondo,	)
President

Michael P. Scott,	)	Directors (Trustees)
Managing Director

Kevin P. Caffrey,	)
Managing Director